UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               FFP PARTNERS, L.P.
                               ------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  302 42 M 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John Harvison
                                  -------------
                               2801 Glenda Avenue
                             Fort Worth, Texas 76117

                                 (817) 838-84700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 July 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

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



                                  SCHEDULE 13D

CUSIP No.   302 42 M 106                                       Page 1 of 2 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CyberAmerica Corporation

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A)  (  )
                                                                       (B)  (  )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CyberAmerica is a corporation organized under the laws of the State of Nevada.

                           7)       SOLE VOTING POWER                - 0 -
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER              - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER           - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER         - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14)      TYPE OF REPORTING PERSON

         CO

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



                                  SCHEDULE 13D

CUSIP No.   302 42 M 106                                       Page 2 of 2 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard Surber

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( )
                                                                      (B)  ( )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Richard Surber is a resident of the State of Utah.

                           7)       SOLE VOTING POWER                 - 0 -
NUMBER OF

SHARES

BENEFICIALLY               8)       SHARED VOTING POWER               - 0 -
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER            - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14)      TYPE OF REPORTING PERSON

         IN

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




Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of FFP Partners, L.P. ("Common Stock"). FFP Partners, L.P., a Texas limited partnership, has its principal executive offices located at 2801 Glenda Avenue, Fort Worth, Texas 76117. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by CyberAmerica Corporation ("CyberAmerica") and Richard Surber ("Surber").

(b) The principal business address for CyberAmerica and Surber is 268 West 400 South, Salt Lake City, Utah 84101.

(c) CyberAmerica is a real estate holding company. Surber is the President of CyberAmerica.

(d) Neither CyberAmerica or Surber have been convicted in a criminal proceeding during the last five years.

(e) During the last five years, CyberAmerica and Surber have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant  to  the  Recission   Agreement   entered  into  between   CyberAmerica
("Buyer")and A-Z Oil, L.L.C., A-Z Professional Consultants, Inc., A-Z Professional Consultants, Inc., Retirement Trust, the David Michael L.L.C., and the Alexander Senkovski L.L.C. (collectively, the Sellers") dated July 19, 2000 and attached hereto as Exhibit "A", the Buyer and the Seller have agreed to rescind the Stock Purchase Agreement, entered into by the Buyer and the Seller on April 19, 2000. .

Item 4.  Purpose of Transaction

The Stock Purchase Agreement between CyberAmerica ("Buyer")and A-Z Oil, L.L.C., A-Z Professional Consultants, Inc., A-Z Professional Consultants, Inc., Retirement Trust, the David Michael L.L.C., and the Alexander Senkovski L.L.C. (collectively, the "Sellers") dated April 19, 2000 has been rescinded by the Recission Agreement dated July 19, 2000.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person, identified in the preceding paragraph, has relative to the shares discussed herein, may be found in rows 7 through 10 of the cover page.

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



(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities except for Richard Surber, who is, as described above, the President of CyberAmerica Corporation.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer that will result in any issuance to the reporting individual.

Item 7.  Material to Be Filed as Exhibits.

Recission Agreement entered into between CyberAmerica ("Buyer")and A-Z Oil, L.L.C., A-Z Professional Consultants, Inc., A-Z Professional Consultants, Inc., Retirement Trust, the David Michael L.L.C., and the Alexander Senkovski L.L.C. (collectively, the Sellers") dated July 19, 2000 and attached hereto as Exhibit "A".

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     CyberAmerica Corporation
                                                     a Nevada corporation

Date:  July 19, 2000                                 By: /s/Richard D. Surber
      ---------------------------                    -------------------------
                                                        Richard Surber

                                                     Its: President




Date:   July 19, 2000                                /s/Richard D. Surber
     ----------------------------                    -------------------------










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

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